LATHAM & WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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SEC MAIL
RECEIVED
APR 2 6 2005
WASH, D.C.
183

19 April 2005

Securities and Exchange Commission
Office of International C...
Judiciary Pl...
450 Fifth St.
Washington
USA


05007551

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group acquires Hammerlmann Group, the world leader in very high pressure plunger pumps.
- Press Release: Interpump Group has completed its strategic repositioning plan by selling the cleaning sector for 220 Million Euro to BS Private Equity and MCC Sofipa Equity fund.

Feel free to call me with any questions on +44 207 710 1076.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Yours faithfully,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A





PRESS RELEASE

INTERPUMP GROUP ACQUIRES HAMMELMANN GROUP, THE WORLD LEADER IN VERY HIGH PRESSURE PLUNGER PUMPS

In 2004 net consolidated sales of Hammelmann Group were 48,7 million euro
EBITDA WAS 10,8 MILLION EURO OR 22,2% OF NET SALES
EBIT was 10,0 million euro or 20,6% of net sales
Net profit equal to 6,0 million euro
Net cash was 2,1 million euro

Mr. Cavallini – CEO of Interpump Group – stated: "*Interpump Group strengthens its competitive position in the Industrial Sector, becoming the worldwide leader also in the very high pressure plunger pumps. Hammelmann is a very profitable company with impressive results. Significant synergies can be achieved in production and distribution system. This acquisition is the confirmation of the strategy of Interpump Group of growth and value creation for the Shareholders, through targeted niche acquisitions.*"

S.Ilario d'Enza (RE), 6 April 2005 – Interpump Group announces the acquisition of the Hammelmann Group, the worldwide leading manufacturer of very high pressure plunger pumps. Hammelmann Maschinenfabrik GmbH, founded in 1949 by the father of the vendors, manufactures high pressure systems and pumps up to 4,000 bar. The systems are used for surface, vessel and pipe cleaning, as well as far deburring, cutting, and removal of concrete, asphalt and paint from stone, concrete or metal surfaces. The company also manufactures process pump systems that are used for dosing and fluid transportation in several industries.

Hammelmann Maschinenfabrik GmbH has subsidiaries in U.S.A., China and Spain. As at December 31, 2004 the consolidated figures showed net sales equal to 48,7 million euro and a very high profitability. The EBITDA amounted to 10,8 million euro (or 22,2% of net sales), the EBIT was equal to 10,0 million euro (or 20,6% of net sales). Net profit was equal to 6,0 million euro. The Group had net cash of 2,1 million euro. Net consolidated equity was 25,7 million euro.

The Hammelmann Group was paid 91,5 million of Euro in cash, amount that has been financed with the loan of 120 million euro obtained in December 2004 from a pool of banks headed by S.Paolo IMI.

Through Hammelmann, Interpump Group obtains access to the sophisticated very high pressure technologies that are used in markets that are not yet covered by Interpump.

Hammelmann product range is the ideal complement of Interpump range.

Interpump was advised for this acquisition by Interfinanz in Dusseldorf and Cross Border in Milan, both partners of Global M&A.

Mr. Cavallini – CEO of Interpump Group – stated: '*Interpump Group strengthens its competitive position in the Industrial Sector, becoming the worldwide leader also in the very high pressure plunger pumps. Hammelmann is a very profitable company with impressive results. Significant*

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail info@interpumpgroup.it
SHARE CAPITAL. Euro 41.558.535.20 fully paid up – REGGIO EMILIA COMPANY REGISTER no. 117217 – CHAMBER OF COMMERCE R.E.A. no. 204185 – TAX CODE 11666900151 – VAT NUMBER 01682900350



synergies can be achieved in production and distribution system. This acquisition is the confirmation of the strategy of Interpump Group of growth and value creation for the Shareholders, through targeted niche acquisitions."

For further information please contact:
Moccagatta Associati
Tel 02 8645.1419
Fax 02 8645.2082
Email: segreteria@mocagatta.it



PRESS RELEASE

INTERPUMP GROUP HAS COMPLETED ITS STRATEGIC REPOSITIONING PLAN BY SELLING THE CLEANING SECTOR FOR 220 MILLION EURO TO BS PRIVATE EQUITY AND MCC SOFIPA EQUITY FUND

The sector sold at approximately 10 times EBIT

"The deal is part of the strategic process of repositioning the Interpump Group's business, aimed at focusing on the sectors with the highest profitability and technological content" stated Giovanni Cavallini and Fulvio Montipò CEOs of Interpump Group. *"This includes the recent acquisition of Hammelmann, a world leader in the field of very high pressure pumps. The strategy for the future is to strengthen the Industrial and Hydraulic Sectors, including through targeted acquisitions."*

Sant'Ilario d'Enza (RE), April 18, 2005. Interpump Group signed a contract to sell the Cleaning Sector to two investment funds: BS Private Equity and MCC Sofipa Equity Fund. The price for 100% of IP Cleaning S.p.A. was set on the basis of an Enterprise Value (EV) of 220 million euro, from which will be subtracted the financial indebtedness of the group sold, which is estimated at 145 million euro. The price will be subject to an adjustment based on the final average financial indebtedness for the four quarters from 30 June 2004 to 31 March 2005, within 45 business days from the closing date.

The group sold includes IP Cleaning S.p.A. and all its subsidiaries, with the exception of Unielectric and SIT.

The IP Cleaning Group produces machinery for cleaning for both the professional segment (high pressure washers both cold and hot water, vacuum cleaners, floor sweepers, floor scrubbers, professional trolleys and windows cleaning equipment) and the consumer segment (hobby high pressure washers). The markets are mainly Europe for the professional segment and North America for the consumer segment.

According to the agreement, Interpump Group will invest Euro 12.5 million, or 17.3% of the capital, in the Newco, which will make the acquisition. In addition, Interpump Group will lend 10 million euro to the Newco, with capitalised interest calculated at a rate equal to the Euribor increased by a spread of 5.125 percentage points; the loan will be reimbursed at the time of the divestment by the buying funds.

The price will be paid at the closing date.

Closing will occur as soon as the antitrust procedures are concluded (probably within 6-10 weeks). Closing is subject to the following resolutive conditions: authorisation by the antitrust authority, the occurrence of exceptional and not predictable events, which may substantially affect the value of the Cleaning Sector which has been sold and lack of truthfulness in the representations and warranties issued to the buyers between today and the closing date causing an absolute damage in excess of 55 million euro or an impact on the annual EBITDA in excess of 7.25 million euro. Should the buyer not sign at the closing, for reasons other than those above, a penalty of 7.5 million euro will be owed. If the seller does not sign at the closing, a penalty of 3.75 million euro will be owed.

In 2004 the consolidated turnover of the group sold was 292.9 million euro; the EBITDA was 30.7 million euro, and the EBIT was 22.1 million euro. After amortisation of goodwill for 6.4 million euro, the net profit was 1.7 million euro. The cash flow from operation was 19.1 million euro, while the working capital absorbed 24.4 million euro of cash, mainly for the consumer segment. The shareholders' equity amounted to 61 million euro at 31/12/2004.



Based on the Interpump Group's financial statements at 31/12/2004, the deal will yield a capital gain estimated at 57 million euro. This amount will however be modified by the net profit of the Cleaning Group from 1 January 2005 to the closing date (which will in any case be included in the consolidated net profit for 2005) and by conversion of the consolidated financial statements to the international accounting standards, which are currently being finalised. The capital gain realised in the parent company's financial statements will be equal to 33 million euro and is not taxable, like the consolidated one.

The proceeds from the sale will be used to reduce the financial indebtedness. Legal advisors on behalf of Interpump Group were Bonelli Erede Pappalardo.

"The deal is part of the strategic process of repositioning the Interpump Group's business, aimed at focusing on the sectors with the highest profitability and technological content" stated Giovanni Cavallini and Fulvio Montipò CEOs of Interpump Group. *"This includes the recent acquisition of Hammelmann, a world leader in the field of very high pressure pumps. The strategy for the future is to strengthen the Industrial and Hydraulic Sectors, including through targeted acquisitions."*

For further information, please contact:
Moccagatta Associati
Tel+39 02 8645.1419
Fax +39 02 8645.2082
Email: segreteria@mocagatta.it